Exhibit 99.1

ANCHIANO THERAPEUTICS LTD. (the "Company," "our" or "us")

Notice of Annual General Meeting of Shareholders of the Company

Notice is hereby given that the 2019 Annual General Meeting of Shareholders (the "Annual Meeting") of the Company will be held on Tuesday, July 2, 2019 at 4:00 p.m. (Israel time) at our executive offices at 1/3 High-Tech Village, Givat Ram, Jerusalem, 9139102, Israel, for the following purposes:

1.	to reelect Dr. Frank G. Haluska, Dr. Stephen J. Hoffman, Mr. Robert T. Connelly, Mr. Reginald L. Hardy, Dr. Lawrence Howard, Mr. Isaac T. Kohlberg and Mr. Dennison T. Veru as our directors;

2.	to approve the compensation payable to our directors;

3.	to approve the compensation package payable to Dr. Frank G. Haluska, our Chief Executive Officer;

4.	to approve an amendment to our Compensation Policy, regarding the vesting schedule of equity grants to our directors and certain executive officers;

5.	to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors, and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors' remuneration in accordance with the volume and nature of their services;

6.	to report on the business of the Company for the fiscal year ended December 31, 2018, including a review of the fiscal 2018 financial statements; and

7.	to act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The date for determining the right of all our shareholders to vote at the Annual Meeting is June 3, 2019 (the "Record Date"). Eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Annual Meeting by submitting their proposals to us within seven days following the date of the notice and proxy statement expected to be published by the Company in the coming weeks (the "Proxy Statement"). The last date for submitting a statement of position is June 20, 2019. The last date for submitting a proxy card is June 30, 2019, at 4:00 p.m. Israel time. If you hold the Company's ordinary shares traded on the Tel Aviv Stock Exchange ("TASE"), you should deliver, mail (via registered mail or electronic mail) or fax your completed proxy card to arrive at least two business days prior to the date of the Annual Meeting to the offices of the Company in accordance with the details to be set forth in the Proxy Statement, in each case together with a proof of ownership ('ishur baalut') as of the Record Date; alternatively, you may vote such ordinary shares of the Company via the electronic voting system of the Israel Securities Authority, up to 6 hours before the time fixed for the Annual Meeting. You should receive instructions about electronic voting from your broker. To receive more information regarding the Annual Meeting and the agenda items, see the Immediate Report on the matter of calling the Annual Meeting and the Proxy Statement, as it will be published by the Company on the Magna distribution site www.magna.isa.gov.il and the website of the TASE www.maya.tase.co.il.